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                           December 27, 2022

       Tim Hoi Ching
       Chief Executive Officer
       Raytech Holding Ltd
       Unit 609, 6/F, Nan Fung Commercial Centre
       No. 19 Lam Lok Street
       Kowloon Bay, Hong Kong

                                                        Re: Raytech Holding Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
14, 2022
                                                            CIK No. 0001948443

       Dear Tim Hoi Ching:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Management, page 91

   1. We note your response to prior comment 16. Please revise the statement, "At Raytech
                                                        Holdings Company
Limited, he served in various positions with his last position being
                                                        Director," to clearly
disclose that Mr. Ching currently serves as a director of Raytech
                                                        Holdings Company
Limited. In addition, we note disclosure on page 30 that indicates Mr.
                                                        Ching serves as the CEO
of Raytech Holdings Company Limited and Zhongshan Raytech,
                                                        and director nominee
Mr. Ling serves as "Assistant to CEO" of both companies. Please revise your disclosure
in this section to reflect these and other positions held by your management.
Additionally revise disclosure in the related party transactions section for
 Tim Hoi Ching
Raytech Holding Ltd
December 27, 2022
Page 2
       consistency.
Related Party Transactions, page 97

2. We note your response to prior comment 11. Please further revise sub-heading b "Due to related parties" for consistency with your disclosure. In addition, revise the table to reflect currency in Hong Kong dollars rather than U.S. dollars for consistency with Note 9 to the financial statements.
Signatures, page II-4

3. We note your revisions in response to prior comment 14. However, as a nominee, Mr.
       Wan lacks capacity to sign the registration statement. The signature block should be revised to reflect Mr. Wan's position as chief financial officer, provided he is duly appointed, or to reflect another person authorized to sign in the requisite capacities of
       Principal Financial Officer and Principal Accounting Officer/Controller. Exhibits

4. We note your response to prior comment 4, together with revised disclosure on page 122 that indicates Han Kun Law Offices will pass upon "Legal matters as to Hong Kong laws"
       and "Legal matters as to the laws of mainland China." Please clarify whether both opinions will be filed as exhibits to your registration statement, as it currently appears only the Hong Kong opinion is listed as Exhibit 99.6. Ensure that the consent of Han Kun
       Law Offices to the statements made about it (i.e., both as Hong Kong and as mainland
       China counsel) in the registration statement is filed.
       You may contact Heather Clark at (202) 551-3624 or Hugh West at (202) 551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at (202) 551-3047 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                              Sincerely,
FirstName LastNameTim Hoi Ching
                                                              Division of
Corporation Finance
Comapany NameRaytech Holding Ltd
                                                              Office of
Manufacturing
December 27, 2022 Page 2
cc:       Arila Zhou
FirstName LastName